SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13E-3

RULE 13E-3 TRANSACTION STATEMENT

Under Section 13(e) of the Securities Exchange Act of 1934

Amendment No. 2

RLJ ENTERTAINMENT, INC.

RLJ Entertainment, Inc.
RLJ SPAC Acquisition, LLC

The RLJ Companies, LLC

Robert L. Johnson

(Name of Persons Filing Statement)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

74965F203

(CUSIP Number of Class of Securities)

RLJ Entertainment, Inc.

8515 Georgia Avenue, Suite 650

Silver Spring, Maryland 20910

Attention: Miguel Penella, Chief Executive Officer

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Persons Filing

Statement)

With copies to:

Arent Fox LLP 1717 K Street, NW Washington, DC 20006 Attention: Jeffrey Jordan, Esq. (202) 857-6473	Greenberg Traurig, LLP MetLife Building 200 Park Avenue New York, NY 10166 Attention: Clifford E. Neimeth, Esq. (212) 801-9200

This statement is filed in connection with (check the appropriate box):

☒               The filing of solicitation materials on an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

☐                 The filing of a registration statement under the Securities Act of 1933.

☐                 A tender offer.

☐                 None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☒

Check the following box if the filing is a final amendment reporting the results of the transaction: ☐

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$64,470,874	$8,026.62

*                      The transaction value was determined based upon the sum of (A) the product of (i) 15,614,607 shares of common stock outstanding as of August 23, 2018 (including 104,368 shares of restricted common stock) minus (ii) the 11,477,085 shares of common stock beneficially owned in the aggregate by the AMC Entities and the Johnson Entities, multiplied by the per share merger consideration of $6.25, plus (B) the product of 1,400,000 shares of common stock underlying stock options, multiplied by $3.42 (the difference between the per share merger consideration of $6.25 and the weighted average exercise price of such options), plus (C) the product of 654,961 restricted stock units multiplied by the per share merger consideration of $6.25, plus (D) the product of 431,250 shares of performance stock units multiplied by the per share merger consideration of $6.25, plus (E) the product of (i) $7.81 multiplied by (ii) 3,021,473 shares of common stock issuable upon conversion of the shares of preferred stock (excluding the shares of preferred stock owned by the AMC Entities) plus (F) the product of 751,166 shares of restricted common stock issued upon the exercise of the warrants with an initial exercise date of May 20, 2015 (excluding warrants owned by the AMC Entities and the Johnson Entities), multiplied by the excess, if any, of (i) the per share merger consideration of $6.25 minus (ii) the exercise price per share of such warrants

**               The amount of the filing fee is calculated in accordance with Regulation 240.0-11 of the Securities Exchange Act and the Securities and Exchange Commission Fee Rate Advisory #1 for Fiscal Year 2018. The fee is calculated by multiplying 0.0001245 by the proposed maximum aggregate value of the transaction of $64,470,874.

☒               Check the box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule, and the date of its filing.

Amount Previously Paid: $8,026.62	Filing Party: RLJ Entertainment, Inc.
Form or Registration No.: Schedule 14A	Date : August 28, 2018

Introduction

This Amendment No. 2 (this “Amendment No. 2”) to the Transaction Statement on Schedule 13E-3, together with the exhibits attached thereto (the “Transaction Statement”), is being filed with the Securities and Exchange Commission (the “SEC”) pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (together with the rules and regulations thereunder, the “Exchange Act”), jointly by the following persons (each, a “Filing Person,” and collectively, the “Filing Persons”): (i) RLJ Entertainment, Inc., a Nevada corporation (the “Company” or “RLJE”) and the issuer of the common stock, $0.001 par value (the “Common Stock”) that constitute the class of securities of the Company that is the subject of the Rule 13E-3 transaction, (ii) The RLJ Companies, LLC, a Delaware limited liability company, (iii) RLJ SPAC Acquisition, LLC, a Delaware limited liability company (“RLJ SPAC”) of which The RLJ Companies, LLC is the sole manager and the sole voting member, and (iv) Robert L. Johnson, the sole manager and the sole voting member of The RLJ Companies, LLC. The RLJ Companies, LLC, RLJ SPAC and Mr. Johnson are referred to collectively as the “Johnson Entities”. The Johnson Entities are Filing Persons of this Transaction Statement because they may be deemed to be affiliates of the Company.

This Schedule 13E-3 is being filed in connection with the pending acquisition of RLJE pursuant to the Agreement and Plan of Merger, entered into on July 29, 2018 (the “Merger Agreement”), by and among RLJE, AMC Networks Inc., a Delaware corporation (“AMC”), Digital Entertainment Holdings LLC, a Delaware limited liability company (“Parent”), and River Merger Sub Inc., a Nevada corporation (“Merger Sub”, and collectively with AMC and Parent, the “AMC Entities”).  Pursuant to the Merger Agreement, Merger Sub will be merged with and into the Company, with the Company surviving as a wholly owned subsidiary of Parent (the “Merger”).

Under the terms of the Merger Agreement, at the effective time of the Merger (the “Effective Time”), each share of Common Stock issued and outstanding immediately prior to the Effective Time, except for certain excluded shares (which include shares beneficially owned by the AMC Entities), will be automatically converted into the right to receive $6.25 in cash without interest (the “Per Share Merger Consideration”). The Merger Agreement also includes provisions for the payment at the Effective Time of consideration, calculated based on the amount of the Per Share Merger Consideration, to the holders of outstanding RLJE preferred stock who elect to receive such cash consideration and holders of warrants to purchase Common Stock, except for certain excluded shares (which include shares beneficially owned by the AMC Entities). Such holders of outstanding RLJE preferred stock will be entitled to receive $7.81 per underlying share of Common Stock, in accordance with the terms of the RLJE preferred stock, if they elect cash as their consideration. Such holders of outstanding warrants will be paid the difference between $6.25 and the per share exercise price of their warrants.

Simultaneously with the execution of the Merger Agreement, Parent entered into separate arrangements with the Johnson Entities related to the contribution of their RLJE securities to Parent immediately prior to the Merger and their vote for and support of the Merger. As of August 2, 2018, the Johnson Entities beneficially owned, in the aggregate, 8,294,465 shares of Common Stock, composed of 6,794,465 shares of Common Stock and 2015 Warrants to purchase 1,500,000 shares of Common Stock at $3.00 per share, or approximately 43.5%, of the then outstanding shares of Common Stock. Pursuant to the Contribution Agreement, dated as of July 29, 2018 (as it may be amended from time to time, the “Contribution Agreement”), the Johnson Entities have agreed to exchange, immediately prior to the Effective Time, all of their shares of Common Stock and 2015 Warrants, constituting the Rollover Shares, for equity interests of Parent in connection with the Merger. Upon completion of the Merger, RLJE will become a majority owned subsidiary of each of AMC and Parent, with the Johnson Entities owning a stake of 17% in RLJE. The Johnson Entities have also agreed to vote at the Special Meeting all of their 6,794,465 shares of

Common Stock “for” the approval of the Merger Agreement and against certain other actions specified in the Voting and Transaction Support Agreement, dated as of July 29, 2018 (as it may be amended or supplemented from time to time, the “Voting Agreement”) entered into by Parent, the Johnson Entities, and the Company. A copy of the Voting Agreement is attached as Exhibit (d)(ii) to this Transaction Statement, and a copy of the Contribution Agreement is attached as Exhibit (d)(iii) to this Transaction Statement.

Concurrently with the filing of this Transaction Statement, the Company is filing with the SEC an amended preliminary proxy statement on Schedule 14A (together with any amendments and supplements thereto, including the definitive version thereof, the “Proxy Statement”) pursuant to Regulation 14A under the Exchange Act, relating to a special meeting of the Company’s stockholders (the “Special Meeting”) at which the holders of the Common Stock will be asked to consider and vote on a proposal to approve the Merger Agreement. A copy of the Proxy Statement is attached hereto as Exhibit (a)(2)(i) and a copy of the Merger Agreement is attached as Annex A to the Proxy Statement (as well as Exhibit (d)(i) to this Transaction Statement). The AMC Entities have separately filed a Transaction Statement on Schedule 13E-3.

The Special Committee of the Board of Directors of RLJE has (a) determined that the Merger Agreement and the transactions contemplated thereby, including the Merger, are advisable, fair to and in the best interests of RLJE and its stockholders (other than AMC, the Johnson Entities and their respective affiliates); (b) adopted the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Merger; (c) directed that the Merger Agreement be submitted by RLJE for approval by the stockholders of RLJE at the Special Meeting; and (d) recommended that the stockholders of RLJE vote affirmatively at the Special Meeting to approve the Merger Agreement.

The cross-references below are being supplied pursuant to General Instruction G to Schedule 13E-3 and show the location in the Proxy Statement of the information required to be included in response to the items of Schedule 13E-3. Pursuant to General Instruction F to Schedule 13E-3, the information contained in the Proxy Statement, including all annexes thereto is incorporated by reference herein in its entirety, and the responses to each item in this Transaction Statement are qualified in their entirety by the information contained in the Proxy Statement and the annexes thereto. As of the date hereof, the Proxy Statement is in preliminary form and is subject to completion and/or amendment. All capitalized terms used but not expressly defined in this Transaction Statement shall have the respective meanings given to them in the Proxy Statement.

While each of the Filing Persons acknowledges that the Merger is a “going- private” transaction for purposes of Rule 13E-3 under the Exchange Act, the filing of this Transaction Statement shall not be construed as an admission by any Filing Person, or by any affiliate of a Filing Person, that the Company is “controlled” by any other Filing Person.

All information contained in, or incorporated by reference into, this Transaction Statement concerning each Filing Person has been supplied by such Filing Person.

Under the SEC rules governing “going private” transactions, each of the Filing Persons may be deemed to be an affiliate of the Company and engaged in a “going private” transaction for purposes of Rule 13e-3 under the Exchange Act. This filing is being made only in response to the SEC’s suggestion that certain of the Filing Persons may be “affiliates” within the meaning of Rule 13e-3. The fact of this filing is not intended to and does not express the view of any Filing Person as to its legal relationships or its engagement in the transactions contemplated by the Merger Agreement.

Item 1. Summary Term Sheet

The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGER”

Item 2. Subject Company Information

(a) Name and Address. The Company’s name, address and telephone number of its principal executive offices are as follows:

RLJ ENTERTAINMENT, INC.

8515 Georgia Avenue, Suite 650

Silver Spring, Maryland 20910

(301) 608-2115

(b) Securities. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET — The Special Meeting — Record Date and Quorum”

“QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGER”

“THE SPECIAL MEETING—Record Date and Quorum”

“IMPORTANT INFORMATION REGARDING THE COMPANY—Security Ownership of Certain Beneficial Owners and Management”

(c) Trading Market and Price. The information set forth in the Proxy Statement under the following captions are incorporated herein by reference:

“SUMMARY TERM SHEET — The Merger Agreement — Market Price of Our Common Stock”

“IMPORTANT INFORMATION REGARDING THE COMPANY—Market Price of the Common Stock and Dividend Information—Market Information”

(d) Dividends. The information set forth in the Proxy Statement under the following captions are incorporated herein by reference:

“THE MERGER AGREEMENT—Representations and Warranties”

“IMPORTANT INFORMATION REGARDING THE COMPANY—Market Price of the Common Stock and Dividend Information—Market Information”

“IMPORTANT INFORMATION REGARDING THE COMPANY — LIQUIDITY AND CAPITAL RESOURCES — Capital Resources — Senior Term Notes”

(e) Prior Public Offerings. Not Applicable.

(f) Prior Stock Purchases. The information set forth in the Proxy Statement under the following captions are incorporated herein by reference:

“SPECIAL FACTORS — Background of the Merger”

“IMPORTANT INFORMATION REGARDING THE COMPANY — Security Ownership of Certain Beneficial Owners and Management”

“IMPORTANT INFORMATION REGARDING THE COMPANY—Transactions in Common Stock During the Past 60 Days”

“IMPORTANT INFORMATION REGARDING THE COMPANY—Transactions in Common Stock During the Past Two Years”

“IMPORTANT INFORMATION REGARDING THE COMPANY—Transactions in Connection with Credit Agreement Amendments”

Item 3. Identity and Background of Filing Person

The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“WHERE YOU CAN FIND MORE INFORMATION”

(a) Name and Address. RJE Entertainment, Inc. is the subject company. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET — The Parties to the Merger Agreement”

“THE PARTIES TO THE MERGER AGREEMENT”

“IMPORTANT INFORMATION REGARDING THE COMPANY”

“IMPORTANT INFORMATION REGARDING THE AMC ENTITIES AND THE JOHNSON ENTITIES”

(b) Business and Background of Entities. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“NOTICE OF SPECIAL MEETING OF STOCKHOLDERS”

“SUMMARY TERM SHEET — The Parties to the Merger Agreement”

“THE PARTIES TO THE MERGER AGREEMENT”

“IMPORTANT INFORMATION REGARDING THE COMPANY—Company Background”

“IMPORTANT INFORMATION REGARDING THE AMC ENTITIES AND THE JOHNSON ENTITIES”

(c) Business and Background of Natural Persons. The information set forth in the Proxy Statement under the following captions are incorporated herein by reference:

“IMPORTANT INFORMATION REGARDING THE COMPANY—Directors and Executive Officers”

“IMPORTANT INFORMATION REGARDING THE COMPANY — Company Background”

“SUMMARY TERM SHEET — The Parties to the Merger Agreement”

“THE PARTIES TO THE MERGER AGREEMENT”

Item 4. Terms of the Transaction

(a) Material Terms.

(1) Tender Offers. Not applicable.

(2) Mergers or Similar Transactions. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGER”

“SPECIAL FACTORS—Background of the Merger”

“SPECIAL FACTORS—Reasons for the Merger; Recommendation of the Special Committee; Fairness of the Merger”

“SPECIAL FACTORS—Purposes and Reasons of the Company for the Merger”

“SPECIAL FACTORS—Purposes and Reasons of the AMC Entities and the Johnson Entities for the Merger”

“SPECIAL FACTORS—Plans for the Company after the Merger”

“SPECIAL FACTORS—Certain Effects of the Merger”

“SPECIAL FACTORS—Interests of the Company’s Directors and Executive Officers in the Merger”

“SPECIAL FACTORS — Effect of the Merger on Company Stock Awards”

“SPECIAL FACTORS—Material U.S. Federal Income Tax Consequences of the Merger”

“SPECIAL FACTORS—Payment of Merger Consideration and Surrender of Stock Certificates; Payment for Company Stock Awards”

“THE SPECIAL MEETING—Vote Required”

“THE MERGER AGREEMENT — Explanatory Note Regarding the Merger Agreement”

“THE MERGER AGREEMENT — Structure of the Merger; Charter and Bylaws; Directors and Officers”

“THE MERGER AGREEMENT — Terms of the Merger Agreement”

“THE MERGER AGREEMENT—Effect of the Merger on the Common Stock; Preferred Stock; 2015 Warrants”

“THE MERGER AGREEMENT—Treatment of Company Options; Company Restricted Shares; Company RSUs; Company PSUs”

“THE MERGER AGREEMENT — Representations and Warranties”

“THE MERGER AGREEMENT — Other Covenants and Agreements”

“THE MERGER AGREEMENT—Conditions to the Merger”

“THE MERGER AGREEMENT — Termination”

“THE MERGER AGREEMENT — Termination Fees”

“THE MERGER AGREEMENT — Amendment”

“THE MERGER AGREEMENT — Specific Performance”

“THE MERGER AGREEMENT — Ultimate Parent Guarantee”

“THE MERGER AGREEMENT — Governing Law”

(c) Different Terms. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGER”

“SPECIAL FACTORS — Background of the Merger”

“SPECIAL FACTORS—Certain Effects of the Merger”

“SPECIAL FACTORS—Interests of the Company’s Directors and Executive Officers in the Merger”

“SPECIAL FACTORS — Advisory Vote on Merger-Related Compensation”

“SPECIAL FACTORS — Material U.S. Federal Income Tax Consequences of the Merger”

“THE MERGER AGREEMENT—Effect of the Merger on the Common Stock; Preferred Stock; 2015 Warrants”

“THE MERGER AGREEMENT — Treatment of Company Options, Company Restricted Shares; Company RSUs; Company PSUs”

“IMPORTANT INFORMATION REGARDING THE COMPANY — Transactions in Common Stock During the Past Two Years — Preferred Stock and 2015 Warrants”

(d) Appraisal Rights. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“NOTICE OF SPECIAL MEETING OF STOCKHOLDERS”

“SUMMARY TERM SHEET”

“QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGER”

“NO DISSENTER’S OR APPRAISAL RIGHTS FOR HOLDERS OF COMMON STOCK”

“DISSENTER’S RIGHTS FOR HOLDERS OF PREFERRED STOCK”

(e) Provisions for Unaffiliated Security Holders. The information set forth in the Proxy Statement under the following captions are incorporated herein by reference:

“THE MERGER AGREEMENT — No Solicitation and the Company’s Fiduciary Exceptions Thereto”

“PROVISIONS FOR NON-AFFILIATE COMMON STOCKHOLDERS”

(f) Eligibility for Listing or Trading.  The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“DELISTING AND DEREGISTRATION OF OUR COMMON STOCK”

Item 5. Past Contacts, Transactions, Negotiations and Agreements

(a) Transactions. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“SPECIAL FACTORS—Background of the Merger”

“SPECIAL FACTORS — Reasons for the Merger; Recommendation of the Special Committee; Fairness of the Merger”

“SPECIAL FACTORS — Position of the AMC Entities and the Johnson Entities as to Fairness of the Merger”

“SPECIAL FACTORS — Purposes and Reasons of the Company for the Merger”

“SPECIAL FACTORS — Purposes and Reasons of the AMC Entities and the Johnson Entities for the Merger”

“SPECIAL FACTORS—Financing of the Merger”

“SPECIAL FACTORS—Interests of the Company’s Directors and Executive Officers in the Merger”

“THE MERGER AGREEMENT”

“IMPORTANT INFORMATION REGARDING THE COMPANY—Transactions in Common Stock During the Past 60 Days”

“IMPORTANT INFORMATION REGARDING THE COMPANY—Transactions in Common Stock During the Past Two Years”

“IMPORTANT INFORMATION REGARDING THE COMPANY—Transactions in Connection with Credit Agreement Amendments”

“IMPORTANT INFORMATION REGARDING THE COMPANY—Other Transactions”

ANNEX A—Agreement and Plan of Merger, dated July 29, 2018, by and among RLJ Entertainment, Inc., AMC Networks Inc., Digital Entertainment Holdings LLC and River Merger Sub Inc.

(b)—(c) Significant Corporate Events; Negotiations or Contacts. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“SPECIAL FACTORS—Background of the Merger”

“SPECIAL FACTORS—Reasons for the Merger; Recommendation of the Special Committee; Fairness of the Merger”

“SPECIAL FACTORS—Position of the AMC Entities and the Johnson Entities as to Fairness of the Merger”

“SPECIAL FACTORS—Purposes and Reasons of the Company for the Merger”

“SPECIAL FACTORS—Purposes and Reasons of the AMC Entities and the Johnson Entities for the Merger”

“SPECIAL FACTORS — Financing of the Merger”

“SPECIAL FACTORS—Interests of the Company’s Directors and Executive Officers in the Merger”

“THE MERGER AGREEMENT”

“IMPORTANT INFORMATION REGARDING THE COMPANY — Transactions in Connection with Credit Agreement Amendments”

ANNEX A—Agreement and Plan of Merger, dated July 29, 2018, by and among RLJ Entertainment, Inc., AMC Networks Inc., Digital Entertainment Holdings LLC and River Merger Sub Inc.

(e) Agreements Involving the Subject Company’s Securities. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGER”

“SPECIAL FACTORS—Background of the Merger”

“SPECIAL FACTORS—Reasons for the Merger; Recommendation of the Special Committee; Fairness of the Merger”

“SPECIAL FACTORS—Certain Effects of the Merger”

“SPECIAL FACTORS—Financing of the Merger”

“SPECIAL FACTORS—Interests of the Company’s Directors and Executive Officers in the Merger”

“THE SPECIAL MEETING—Vote Required”

“THE MERGER AGREEMENT”

“IMPORTANT INFORMATION REGARDING THE COMPANY — Security Ownership of Certain Beneficial Owners and Management”

“IMPORTANT INFORMATION REGARDING THE COMPANY — Transactions in Common Stock During the Past 60 Days”

“IMPORTANT INFORMATION REGARDING THE COMPANY — Transactions in Common Stock During the Past Two Years”

“IMPORTANT INFORMATION REGARDING THE COMPANY — Transactions in Connection with Credit Agreement Amendments”

ANNEX A—Agreement and Plan of Merger, dated July 29, 2018, by and among RLJ Entertainment, Inc., AMC Networks Inc., Digital Entertainment Holdings LLC and River Merger Sub Inc.

Item 6. Purposes of the Transaction, and Plans or Proposals

(b) Use of Securities Acquired. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“SPECIAL FACTORS — Purposes and Reasons of the AMC Entities and the Johnson Entities for the Merger”

“SPECIAL FACTORS—Certain Effects of the Merger”

“SPECIAL FACTORS—Interests of the Company’s Directors and Executive Officers in the Merger”

“SPECIAL FACTORS—Payment of Merger Consideration and Surrender of Stock Certificates; Payment for Company Stock Awards”

“THE MERGER AGREEMENT — Structure of the Merger; Charter and Bylaws; Directors and Officers”

“THE MERGER AGREEMENT—Effect of the Merger on the Common Stock; Preferred Stock; 2015 Warrants”

“THE MERGER AGREEMENT—Treatment of Company Options; Company Restricted Shares; Company RSUs; Company PSUs”

“DELISTING AND DEREGISTRATION OF OUR COMMON STOCK”

ANNEX A—Agreement and Plan of Merger, dated July 29, 2018, by and among RLJ Entertainment, Inc., AMC Networks Inc., Digital Entertainment Holdings LLC and River Merger Sub Inc.

(c)(1)—(8) Plans. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGER”

“SPECIAL FACTORS—Background of the Merger”

“SPECIAL FACTORS—Reasons for the Merger; Recommendation of the Special Committee; Fairness of the Merger”

“SPECIAL FACTORS—Position of the AMC Entities and the Johnson Entities as to Fairness of the Merger”

“SPECIAL FACTORS—Purposes and Reasons of the Company for the Merger”

“SPECIAL FACTORS—Purposes and Reasons of the AMC Entities and the Johnson Entities for the Merger”

“SPECIAL FACTORS—Plans for the Company after the Merger”

“SPECIAL FACTORS—Certain Effects of the Merger”

“SPECIAL FACTORS—Financing of the Merger”

“SPECIAL FACTORS—Interests of the Company’s Directors and Executive Officers in the Merger”

“THE MERGER AGREEMENT—Structure of the Merger; Charter and Bylaws; Directors and Officers”

“THE MERGER AGREEMENT—Effect of the Merger on the Common Stock; Preferred Stock; 2015 Warrants”

“THE MERGER AGREEMENT—Treatment of Company Options; Company Restricted Shares; Company RSUs; Company PSUs”

“THE MERGER AGREEMENT — Other Covenants and Agreements”

“LIQUIDITY AND CAPITAL RESOURCES — Capital Resources”

“IMPORTANT INFORMATION REGARDING THE COMPANY — Company Background”

“IMPORTANT INFORMATION REGARDING THE COMPANY — Market Price of the Common Stock and Dividend Information”

“DELISTING AND DEREGISTRATION OF OUR COMMON STOCK”

ANNEX A—Agreement and Plan of Merger, dated July 29, 2018, by and among RLJ Entertainment, Inc., AMC Networks Inc., Digital Entertainment Holdings LLC and River Merger Sub Inc.

Item 7. Purposes, Alternatives, Reasons and Effects

(a) Purposes. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“SPECIAL FACTORS—Background of the Merger”

“SPECIAL FACTORS—Reasons for the Merger; Recommendation of the Special Committee; Fairness of the Merger”

“SPECIAL FACTORS—Purposes and Reasons of the Company for the Merger”

“SPECIAL FACTORS—Purposes and Reasons of the AMC Entities and the Johnson Entities for the Merger”

“SPECIAL FACTORS—Plans for the Company after the Merger”

“SPECIAL FACTORS — Certain Effects of the Merger”

(b) Alternatives. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SPECIAL FACTORS—Background of the Merger”

“SPECIAL FACTORS—Reasons for the Merger; Recommendation of the Special Committee; Fairness of the Merger”

“SPECIAL FACTORS—Purposes and Reasons of the Company for the Merger”

“SPECIAL FACTORS—Plans for the Company after the Merger”

(c) Reasons. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“SPECIAL FACTORS—Background of the Merger”

“SPECIAL FACTORS—Reasons for the Merger; Recommendation of the Special Committee; Fairness of the Merger”

“SPECIAL FACTORS — Opinion of Financial Advisor”

“SPECIAL FACTORS—Position of the AMC Entities and the Johnson Entities as to Fairness of the Merger”

“SPECIAL FACTORS—Purposes and Reasons of the Company for the Merger”

“SPECIAL FACTORS—Purposes and Reasons of the AMC Entities and the Johnson Entities for the Merger”

“SPECIAL FACTORS—Plans for the Company after the Merger”

“SPECIAL FACTORS—Certain Effects of the Merger”

(d) Effects. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGER”

“SPECIAL FACTORS—Background of the Merger”

“SPECIAL FACTORS — Reasons for the Merger; Recommendation of the Special Committee; Fairness of the Merger”

“SPECIAL FACTORS — Position of the AMC Entities and the Johnson Entities as to Fairness of the Merger”

“SPECIAL FACTORS—Purposes and Reasons of the Company for the Merger”

“SPECIAL FACTORS — Purposes and Reasons of the AMC Entities and the Johnson Entities for the Merger”

“SPECIAL FACTORS—Plans for the Company after the Merger”

“SPECIAL FACTORS—Certain Effects of the Merger”

“SPECIAL FACTORS—Financing of the Merger”

“SPECIAL FACTORS—Interests of the Company’s Directors and Executive Officers in the Merger”

“SPECIAL FACTORS—Material U.S. Federal Income Tax Consequences of the Merger”

“SPECIAL FACTORS—Fees and Expenses”

“THE MERGER AGREEMENT—Structure of the Merger; Charter and Bylaws; Directors and Officers”

“THE MERGER AGREEMENT—Effect of the Merger on the Common Stock; Preferred Stock; 2015 Warrants”

“THE MERGER AGREEMENT—Treatment of Company Options; Company Restricted Shares; Company RSUs; Company PSUs”

“THE MERGER AGREEMENT — Other Covenants and Agreements”

“PROVISIONS FOR NON-AFFILIATE COMMON STOCKHOLDERS”

“DELISTING AND DEREGISTRATION OF OUR COMMON STOCK”

“NO DISSENTER’S OR APPRAISAL RIGHTS FOR HOLDERS OF COMMON STOCK”

ANNEX A—Agreement and Plan of Merger, dated July 29, 2018, by and among RLJ Entertainment, Inc., AMC Networks Inc., Digital Entertainment Holdings LLC and River Merger Sub Inc.

Item 8. Fairness of the Transaction

(a)—(b) Fairness; Factors Considered in Determining Fairness. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“NOTICE OF SPECIAL MEETING OF STOCKHOLDERS”

“QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGER”

“SPECIAL FACTORS—Background of the Merger”

“SPECIAL FACTORS—Reasons for the Merger; Recommendation of the Special Committee; Fairness of the Merger”

“SPECIAL FACTORS—Opinion of Financial Advisor”

“SPECIAL FACTORS — Position of the AMC Entities and the Johnson Entities as to Fairness of the Merger”

“SPECIAL FACTORS—Purposes and Reasons of the Company for the Merger”

“SPECIAL FACTORS — Purposes and Reasons of the AMC Entities and the Johnson Entities for the Merger”

“SPECIAL FACTORS—Interests of the Company’s Directors and Executive Officers in the Merger”

“THE SPECIAL MEETING - Special Committee Recommendation of the Merger Agreement”

ANNEX B—Opinion of Allen & Company LLC dated July 29, 2018

(c) Approval of Security Holders. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGER”

“SPECIAL FACTORS—Position of the AMC Entities and the Johnson Entities as to Fairness of the Merger”

“THE SPECIAL MEETING—Record Date and Quorum”

“THE SPECIAL MEETING—Vote Required”

“THE MERGER AGREEMENT—Conditions to the Merger”

ANNEX A—Agreement and Plan of Merger, dated July 29, 2018, by and among RLJ Entertainment, Inc., AMC Networks Inc., Digital Entertainment Holdings LLC and River Merger Sub Inc.

(d) Unaffiliated Representative. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SPECIAL FACTORS — Background of the Merger”

“SPECIAL FACTORS—Reasons for the Merger; Recommendation of the Special Committee; Fairness of the Merger”

“PROVISIONS FOR NON-AFFILIATE COMMON STOCKHOLDERS”

(e) Approval of Directors. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGER”

“SPECIAL FACTORS—Background of the Merger”

“SPECIAL FACTORS—Reasons for the Merger; Recommendation of the Special Committee; Fairness of the Merger”

“SPECIAL FACTORS—Opinion of Financial Advisor”

“SPECIAL FACTORS—Position of the AMC Entities and the Johnson Entities as to Fairness of the Merger”

“SPECIAL FACTORS—Interest of the Company’s Directors and Executive Officers in the Merger”

“THE SPECIAL MEETING—Special Committee Recommendation of the Merger Agreement”

(f) Other Offers. Not applicable.

Item 9. Reports, Opinions, Appraisals and Negotiations

(a)—(c) Report, Opinion or Appraisal; Preparer and Summary of the Report, Opinion or Appraisal; Availability of Documents. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“SPECIAL FACTORS—Background of the Merger”

“SPECIAL FACTORS—Reasons for the Merger; Recommendation of the Special Committee; Fairness of the Merger”

“SPECIAL FACTORS—Opinion of Financial Advisor”

“WHERE YOU CAN FIND MORE INFORMATION”

ANNEX B—Opinion of Allen & Company LLC dated July 29, 2018

The presentation materials and presentation of Allen & Company LLC to the Special Committee of the Board of Directors of the Company, dated July 29, 2018 and May 2, 2018, attached as Exhibits (c)(ii) through (c)(iii) to the Schedule 13E-3 Transaction Statement of AMC, Parent and Merger Sub filed with the SEC on August 28, 2018 (the “AMC Schedule 13E-3”), respectively, are incorporated herein by reference.

The discussion materials dated September 12, 2017, October 24, 2017, February 26, 2018, April 20, 2018, May 2, 2018, July 27, 2018 and July 28, 2018, each prepared by Citigroup Global Markets Inc. for AMC Networks Inc., attached as Exhibits (c)(iv) through (c)(x) to the AMC Schedule 13E-3, respectively, are incorporated herein by reference.

The reports, opinions or appraisals referenced in this Item 9 will be made available for inspection and copying at the principal executive offices of the Company or AMC (as applicable) during each company’s regular business hours by any interested holder of Common Stock or any representative who has been so designated by any interested holder of Common Stock in writing.

Item 10. Source and Amounts of Funds or Other Consideration

(a)—(b), (d) Source of Funds; Conditions; Borrowed Funds. The information set forth in the Proxy Statement under the following captions are incorporated herein by reference:

“SUMMARY TERM SHEET”

“SPECIAL FACTORS—Financing of the Merger”

“SPECIAL FACTORS—Interests of the Company’s Directors and Executive Officers in the Merger”

“THE MERGER AGREEMENT—Other Covenants and Agreements”

(c) Expenses. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGER”

“SPECIAL FACTORS — Interests of the Company’s Directors and Executive Officers in the Merger”

“SPECIAL FACTORS—Fees and Expenses”

“THE SPECIAL MEETING — Solicitation of Proxies”

“THE MERGER AGREEMENT — Other Covenants and Agreements”

“THE MERGER AGREEMENT—Termination Fees”

Item 11. Interest in Securities of the Subject Company

(a) Securities Ownership. The information set forth in the Proxy Statement under the following captions are incorporated herein by reference:

“SUMMARY TERM SHEET”

“SPECIAL FACTORS—Interests of the Company’s Directors and Executive Officers in the Merger”

“IMPORTANT INFORMATION REGARDING THE COMPANY—Security Ownership of Certain Beneficial Owners and Management”

(b) Securities Transactions. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“ABOUT THIS PROXY STATEMENT”

“SUMMARY TERM SHEET”

“QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGER”

“IMPORTANT INFORMATION REGARDING THE COMPANY—Transactions in Common Stock During the Past 60 Days”

“IMPORTANT INFORMATION REGARDING THE COMPANY—Transactions in Common Stock During the Past Two Years”

“IMPORTANT INFORMATION REGARDING THE COMPANY—Transactions in Connection with Credit Agreement Amendments”

Item 12. The Solicitation or Recommendation

(d) Intent to Tender or Vote in a Going-Private Transaction. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGER”

“SPECIAL FACTORS—Reasons for the Merger; Recommendation of the Special Committee; Fairness of the Merger”

“SPECIAL FACTORS—Position of the AMC Entities and the Johnson Entities as to Fairness of the Merger”

“SPECIAL FACTORS—Purposes and Reasons of the Company for the Merger”

“SPECIAL FACTORS—Purposes and Reasons of the AMC Entities and the Johnson Entities for the Merger”

“SPECIAL FACTORS—Interests of the Company’s Directors and Executive Officers in the Merger”

“THE SPECIAL MEETING — Vote Required”

(e) Recommendations of Others. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGER”

“SPECIAL FACTORS—Reasons for the Merger; Recommendation of the Special Committee; Fairness of the Merger”

“SPECIAL FACTORS—Position of the AMC Entities and the Johnson Entities as to Fairness of the Merger”

“SPECIAL FACTORS—Purposes and Reasons of the Company for the Merger”

“SPECIAL FACTORS—Purposes and Reasons of the AMC Entities and the Johnson Entities for the Merger”

“SPECIAL FACTORS — Opinion of Financial Advisor”

“THE SPECIAL MEETING — Vote Required”

Item 13. Financial Statements

(a) Financial Information. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“IMPORTANT INFORMATION REGARDING THE COMPANY—Company Background”

“IMPORTANT INFORMATION REGARDING THE COMPANY — Management’s Discussion and Analysis of Financial Condition and Results of Operations — YEARS ENDED DECEMBER 31, 2017 AND 2016”

“IMPORTANT INFORMATION REGARDING THE COMPANY — Management’s Discussion and Analysis of Financial Condition and Results of Operations — THREE AND SIX MONTH PERIODS ENDED June 30, 2018 AND 2018”

“IMPORTANT INFORMATION REGARDING THE COMPANY—Book Value Per Share”

“WHERE YOU CAN FIND MORE INFORMATION”

INDEX TO COMPANY FINANCIAL STATEMENTS

(b) Pro Forma Information. Not applicable.

Item 14. Persons/Assets, Retained, Employed, Compensated or Used

(a)—(b) Solicitations or Recommendations; Employees and Corporate Assets. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGER”

“SPECIAL FACTORS—Background of the Merger”

“SPECIAL FACTORS—Reasons for the Merger; Recommendation of the Special Committee; Fairness of the Merger”

“SPECIAL FACTORS—Fees and Expenses”

“SPECIAL FACTORS—Interests of the Company’s Directors and Executive Officers in the Merger”

“THE SPECIAL MEETING—Solicitation of Proxies”

“THE SPECIAL MEETING—Questions and Additional Information”

Item 15. Additional Information

(b) Golden Parachute Compensation. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGER”

“SPECIAL FACTORS—Interests of the Company’s Directors and Executive Officers in the Merger”

“SPECIAL FACTORS—Advisory Vote on Merger-Related Compensation”

“THE MERGER AGREEMENT—Treatment of Company Options; Company Restricted Shares; Company RSUs; Company PSUs”

(c) Other Material Information. The entirety of the Proxy Statement, including all annexes thereto, is incorporated herein by reference.

Item 16. Exhibits

(a)(2)(i) Preliminary Proxy Statement of RLJ Entertainment, Inc. (incorporated by reference to the Amendment No. 2 to the Schedule 14A filed by RLJ Entertainment, Inc, concurrently with this Amendment No. 2 with the SEC).

(a)(2)(ii) Form of Proxy Card (incorporated herein by reference to the Proxy Statement).

(a)(2)(iii) Letter to Stockholders (incorporated herein by reference to the Proxy Statement).

(a)(2)(iv) Notice of Meeting of Stockholders (incorporated herein by reference to the Proxy Statement).

(a)(2)(v) Joint Press Release issued by AMC Networks Inc. and RJE Entertainment, Inc., dated July 30, 2018, (incorporated herein by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K filed with the SEC on July 30, 2018).

(c)(i) Opinion of Allen & Company LLC dated July 29, 2018 (incorporated herein by reference to Annex B of the Proxy Statement).

(c)(ii) Presentation Materials of Allen & Company LLC, dated May 2, 2018 (incorporated herein by reference to Exhibit (c)(ii) of the AMC Schedule 13E-3).

(c)(iii) Presentation of Allen & Company LLC to the Special Committee, dated July 29, 2018 (incorporated herein by reference to Exhibit (c)(iii) of the AMC Schedule 13E-3).

(c)(iv) Discussion Materials of Citigroup Global Markets Inc. prepared for AMC Networks Inc., dated September 12, 2017 (incorporated herein by reference to Exhibit (c)(iv) of the AMC Schedule 13E-3).

(c)(v) Discussion Materials of Citigroup Global Markets Inc. prepared for AMC Networks Inc., dated October 24, 2017 (incorporated herein by reference to Exhibit (c)(v) of the AMC Schedule 13E-3).

(c)(vi) Discussion Materials of Citigroup Global Markets Inc. prepared for AMC Networks Inc., dated February 26, 2018 (incorporated herein by reference to Exhibit (c)(vi) of the AMC Schedule 13E-3).

(c)(vii) Discussion Materials of Citigroup Global Markets Inc. prepared for AMC Networks Inc., dated April 20, 2018 (incorporated herein by reference to Exhibit (c)(vii) of the AMC Schedule 13E-3).

(c)(viii) Discussion Materials of Citigroup Global Markets Inc. prepared for AMC Networks Inc., dated May 2, 2018 (incorporated herein by reference to Exhibit (c)(viii) of the AMC Schedule 13E-3).

(c)(ix) Discussion Materials of Citigroup Global Markets Inc. prepared for AMC Networks Inc., dated July 27, 2018 (incorporated herein by reference to Exhibit (c)(ix) of the AMC Schedule 13E-3).

(c)(x) Discussion Materials of Citigroup Global Markets Inc. prepared for AMC Networks Inc., dated July 28, 2018 (incorporated herein by reference to Exhibit (c)(x) of the AMC Schedule 13E-3).

(d)(i) Agreement and Plan of Merger, dated July 29, 2018, by and among RLJ Entertainment, Inc., AMC Networks Inc., Digital Entertainment Holdings LLC and River Merger Sub Inc. (incorporated herein by reference to Annex A of the Proxy Statement).

(d)(ii) Voting and Transaction Support Agreement, dated as of July 29, 2018, by and among Parent, the Johnson Entities and the Company (incorporated herein by reference to Annex C of the Proxy Statement).

(d)(iii) Contribution Agreement, dated as of July 29, 2018, by and between the Johnson Entities and Parent (incorporated herein by reference to Exhibit 99.17 to Amendment No. 12 to the Johnson Entities’ Schedule 13D filed with the SEC on July 30, 2018).

SIGNATURES

After due inquiry and the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated as of September 25, 2018

RLJ ENTERTAINMENT, INC.
By:	/s/ MIGUEL PENELLA
Name:	Miguel Penella
Title:	Chief Executive Officer

RLJ SPAC ACQUISITION, LLC
By:	/s/ H. VAN SINCLAIR
Name:	H. Van Sinclair
Title:	President

THE RLJ COMPANIES, LLC
By:	/s/ H. VAN SINCLAIR
Name:	H. Van Sinclair
Title:	President

ROBERT L. JOHNSON
/s/ ROBERT L. JOHNSON
Name:	Robert L. Johnson